SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

Braskem acquires Politeno and takes a new step in
Strengthening the Brazilian Petrochemical sector

São Paulo, Brazil, April 05, 2006 --- Braskem (BOVESPA: BRKM5; NYSE: BAK; LATIBEX: XBRK), leader in the thermoplastic resins segment in Latin America and one of the three largest Brazilian privately-owned industrial companies, informs the market that yesterday the Company entered into an agreement with Suzano Petroquímica S.A., Sumitomo Chemical Co. and Itochu Corporation to purchase all of the total and voting share capital owned by these companies in Politeno Indústria e Comércio S.A.

Upon completion of this acquisition, Braskem will own 100% of the voting share capital and 96.15% of the total share capital of Politeno, a company with an annual production capacity of 360,000 tons of polyethylene located in the Camaçari Petrochemical Complex in the State of Bahia. Politeno’s average annual production capacity of polyethylene for the last three years was 320,000 tons. Braskem intends to operate the plant at the limit of its annual production capacity and plans to increase Politeno’s annual production capacity to 400,000 tons of polyethylene in 2007, with an estimated investment of US$10.0 million.

The final value of Politeno will be calculated based upon Politeno’s operating performance during the next 18 months, as measured by variations in polyethylene and ethylene margins in the Brazilian petrochemical market, as calculated pursuant to the formula set forth below. This formula is designed to ensure the alignment of the interests of all parties involved under any future scenarios.

Final Value of Politeno: “100%” (in US$ millions) = 0.9175 X SpreadDM(*) -34.1

(*) SpreadDM will be calculated in US$/ton and is the difference between average domestic polyethylene prices and domestic ethylene prices. After 18 months, the SpreadDM will be calculated to obtain the final value of Politeno.

Further information is available on
Braskem´s IR Web site at
Braskem will make an initial payment in an aggregate amount of US$111.3 million (US$60.6 million to Suzano Petroquímica and US$50.7 million to Sumitomo and Itochu). This initial payment was calculated by multiplying 62.2% (equivalent to the portion of Politeno’s outstanding equity that Braskem is acquiring) by the total value of US$225.0 million, as adjusted by US$46.1 million for contingent liabilities and working capital variations. This amount will be deducted from the final value mentioned above.

www.braskem.com.br/ir or by
contacting our IR Team:

José Marcos Treiger
IRO	The following table demonstrates the final value of Politeno based upon different SpreadDMs, together with the necessary adjustments to the asset value, to determine the adjusted amount to be paid or repaid to Braskem:
Tel: (+55 11) 3443 9529
jm.treiger@braskem.com.br

Luiz Henrique Valverde
IR Manager
Tel: (+55 11) 3443 9744
luiz.valverde@braskem.com.br

Luciana Ferreira
IR Manager
Tel: (+55 11) 3443 9178
luciana.ferreira@braskem.com.br

“The acquisition of Politeno by Braskem represents another significant step in the consolidation of the Brazilian petrochemical sector, which is intended to ensure the conditions that will favor growth and to increase competitiveness of the entire petrochemical production chain to meet the challenges posed by globalization of markets,” said José Carlos Grubisich, CEO of Braskem.

“At the same time, Politeno brings to our company a complementary portfolio of products and competencies and a very successful management record with a focus on quality and efficiency that earned it the National Quality Award in 2002,” added Mr. Grubisich.

The acquisition of Politeno has been approved by the Boards of Directors of the companies involved in the transaction and will be communicated to CADE, the Brazilian Antitrust Authority. With the acquisition, Braskem further increases its portfolio of products, which is already the most extensive in the regional market, to include a new grade of thermoplastic resins – medium density polyethylene, in addition to EVA (used in shoes and educational toys).

“This investment is very attractive to Braskem and will permit it to realize estimated synergies of US$110 million, based on net present value, as calculated in an analysis supported by the international consulting firm, Monitor, and we expect it to create significant value for all shareholders,” stated Paul Altit, CFO and Director of Investor Relations. The amount of these synergies include the exchange of good corporate governance practices and technological innovation.

Braskem, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin America and is among the three largest Brazilian privately-owned industrial companies. The company operates 13 manufacturing plants located throughout Brazil and has an annual production capacity of 5.8 million tons of thermoplastic resins and other petrochemical products.

FORWARD-LOOKING STATEMENT DISCLAIMER

This press release contains statements that are forward-looking within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the operations and business environments of Braskem and its subsidiaries that may cause the actual results of the companies to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in Braskem's reports filed with the United States Securities and Exchange Commission. Although Braskem believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to Braskem’s management, Braskem cannot guarantee future results or events. Braskem expressly disclaims a duty to update any of the forward-looking statements.

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SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 5, 2005

BRASKEM S.A.

By:	/s/ Paul Elie Altit

	Name:	Paul Elie Altit
	Title:	Chief Financial Officer